Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Seven
Leaders Outlook Series I/IR
[The contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the product was sold. These marketing names include: Leaders Outlook Series I/IR, Leaders Elite Outlook Series I/IR, Leaders Solution Outlook Series I/IR, Huntington Leaders Outlook Series I/IR, Classic Leaders Outlook Series I/IR, and Nations Outlook Variable Annuity Series I/IR]
Prospectus and annual product notice supplement dated May 1, 2026
The following supplements and amends the prospectus and annual product notice for the above-mentioned Contracts. Please read this supplement carefully and retrain it for future reference. Special terms not defined in this supplement have the same meanings as in the prospectus or annual product notice.
NOTICE OF FUND SUBSTITUTION
We have applied for and received an order from the U.S. Securities and Exchange Commission approving the substitution of certain underlying mutual funds under the Contracts (the “Substitution”). At the close of business on September 4, 2026 (the “Substitution Date”), shares of each “Existing Fund” will be substituted with shares of the corresponding “Replacement Fund,” as set forth in the table below.

Existing Fund	Replacement Fund
Columbia Variable Portfolio - Large Cap Growth Fund - Class 1	Putnam VT Large Cap Growth Fund - Class IA
Invesco V.I. American Franchise Fund - Series I	Putnam VT Large Cap Growth Fund - Class IA
Invesco V.I. Core Equity Fund - Series I	Putnam VT Core Equity Fund - Class IA
Invesco V.I. EQV International Equity Fund - Series I	Putnam VT Focused International Equity Fund - Class IA
Invesco V.I. Government Money Market Fund - Series I	Putnam VT Government Money Market Fund - Class IA
Invesco V.I. Government Money Market Fund - Series II	Putnam VT Government Money Market Fund - Class IB
Invesco V.I. Government Securities Fund - Series I	Franklin U.S. Government Securities VIP Fund - Class 1
Invesco V.I. Government Securities Fund - Series II	Franklin U.S. Government Securities VIP Fund - Class 2
Invesco V.I. Main Street Mid Cap Fund - Series I	ClearBridge Variable Mid Cap Portfolio - Class I
MFS® Core Equity Portfolio - Initial Class	Putnam VT Core Equity Fund - Class IA
MFS® Growth Series - Initial Class	Putnam VT Large Cap Growth Fund - Class IA
MFS® Investors Trust Series - Initial Class	Putnam VT Core Equity Fund - Class IA
MFS® Massachusetts Investors Growth Stock Portfolio - Initial Class	Putnam VT Large Cap Growth Fund - Class IA
MFS® New Discovery Series - Initial Class	Putnam VT Small Cap Growth Fund - Class IA
MFS® Research Series - Initial Class	Putnam VT Core Equity Fund - Class IA
MFS® Total Return Series - Initial Class	Putnam VT Global Asset Allocation Fund - Class IA
MFS® Value Series - Initial Class	Putnam VT Large Cap Value Fund - Class IA
Each Existing Fund will be closed to new investment (i.e., allocations of new premium payments and transfers) under the Contract after September 4, 2026. Each Replacement Fund will be available for new investment (i.e., allocations of new premium payments and transfers) under the Contract on or about September 8, 2026. Please see Appendix A.1 to review a list of investment options by product.
Information regarding each Replacement Fund, including (i) its name, (ii) its type, (iii) its investment adviser and any sub-investment adviser, (iv) current expenses, and (v) performance is available in Appendix A in your prospectus or updating summary prospectus. Each Replacement Fund has also issued a prospectus that contains more detailed information about the Fund. Prospectuses for the Replacement Funds may be obtained free of charge by visiting the website listed in Appendix A of your prospectus or updating summary prospectus or by contacting us as instructed below.
On the Substitution Date, any Contact Value allocated to the Sub-Account investing in an Existing Fund (an “Existing Fund Sub-Account”) will be automatically transferred to the Sub-Account investing in the corresponding Replacement Fund (a “Replacement Fund Sub-Account”).
The Substitution will be effected at the relative net asset values of the Existing Funds’ and the Replacement Funds’ shares. Your Contract Value immediately prior to the Substitution will equal your Contract Value immediately after the Substitution. Contract Values will be automatically transferred without charge and without being subject to any limitations on transfers. There will be no tax consequences for you as a result of the Substitution. The Substitution will be performed at no cost to you. The fees and charges under your Contract will not increase as a result of the Substitution. Your rights and our obligations under your Contract will not be altered in any way.
For any optional benefit subject to investment restrictions, on the Substitution Date, the investment restrictions will be updated such that any eligible Existing Fund Sub-Account will be replaced by the corresponding Replacement Fund Sub-Account as an eligible investment option. See Appendix A of your prospectus or summary prospectus. The Substitution will not cause your optional benefit, if any, to be in violation of any applicable investment restrictions.
Please note the following important information about your free transfer rights:
•From the date of this Supplement through the Substitution Date, you may make a free transfer of Contract Value from any Existing Fund Sub-Account to any other Sub-Account available under your Contract. For 30 days after the Substitution Date, you may make a free transfer of Contract Value from any Replacement Fund Sub-Account to any other Sub-Account available under your Contract. Any such transfer will be free of charge and will not count against any restrictions or limits on the number of transfers that may be performed under your Contract, except that market timing policies and procedures and optional benefit investment restrictions will apply.
•If you own an optional benefit subject to investment restrictions: You are not permitted to transfer Contract Value to any ineligible investment options. Your optional benefit will be automatically terminated, in accordance with its terms, if you violate the applicable investment restrictions, including as a result of a pre- or post-Substitution transfer.
•Except as described above, we will not otherwise exercise any rights reserved by us under the Contract to impose additional restrictions on transfers from the date of this Supplement until at least 30 days after the Substitution Date.
Additional Information Related to the Substitution:
•Unless you provide us with new instructions in good order, on the Substitution Date:
◦Your standing instructions for future premium payments or withdrawals will be automatically updated to replace any Existing Fund Sub-Account with the corresponding Replacement Fund Sub-Account.
◦If you are participating in any automatic transfer, rebalancing, or withdrawal program, your program instructions will be automatically updated to replace any Existing Fund Sub-Account with the corresponding Replacement Fund Sub-Account and your participation in such program will continue without interruption.
•For any asset allocation models under the Contract, any Existing Fund Sub-Account that comprises a model will be replaced by the corresponding Replacement Fund Sub-Account. If you are participating in any such model, your participation will continue without interruption.
You may submit transfer requests, request copies of the Replacement Funds’ prospectuses, or provide updated instructions by mailing Talcott Resolution at PO Box 14293, Lexington, KY 40512-4293; calling 1-800-862-6668; or e-mailing asccontactus@talcottresolution.com.
If you have any questions regarding the Substitution, please call us at 1-800-862-6668.
HV-8251
2

LEADERS OUTLOOK VARIABLE ANNUITY SERIES I/IR
TALCOTT RESOLUTION LIFE INSURANCE COMPANY

Annual Product Notice for Existing Investors
May 1, 2026

This product notice provides updated information about Leaders Outlook variable annuity Series I/IR, an individual deferred flexible premium variable annuity contract. The contract is issued by us, Talcott Resolution Life Insurance Company (“Talcott Resolution,” “we, ”us,” ”our”).
The contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. Withdrawals could result in surrender charges, federal and state income taxes, and a 10% federal penalty tax. Withdrawals will also reduce death benefits and other guaranteed benefits under the contract.
The contract is a complex investment and involves risks, including potential loss of principal. All guarantees and obligations under the contract are subject to the financial strength and claims-paying ability of Talcott Resolution.
The most recent prospectus for the contract, dated June 28, 2018, contains more information about the contract, including its features, benefits, and risks. You can find the most recent audited financial statements of Talcott Resolution and the separate account supporting the contract online at:

Contract Version	Website Address
Leaders Outlook Series I/IR	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=416595296
Leaders Elite Outlook Series I/IR	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=416595163
Leaders Solution Outlook Series I/IR	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659P888
Huntington Leaders Outlook Series I/IR	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659P771
Classic Leaders Outlook Series I/IR	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659P821
Nations Outlook Variable Annuity Series I/IR	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=416595122
You can also obtain this information at no cost by contacting us as instructed below.
The contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the product was sold. These marketing names include: Series I/IR of Leaders Outlook, Leaders Elite Outlook, Leaders Solution Outlook, Huntington Leaders Outlook, Classic Leaders Outlook, and Nations Outlook Variable Annuity.
Additional information about certain investment products, including variable and fixed annuities, has been prepared by the staff of the Securities and Exchange Commission (SEC) and is available at Investor.gov.
For additional information, please contact your investment professional or contact us by:
a.Mailing:     Talcott Resolution
PO Box 14293
Lexington, KY 40512-4293
a.Calling:        1-800-862-6668
b. Emailing:     asccontactus@cognisurance.com
c. Visiting:     www.talcottresolution.com

Special Terms Used in this Product Notice

Contract Owner	The owner or holder of the contact including any joint owner(s) (or ”you”).
Contract Value	The total value of your allocations to the Sub-Accounts (and the Fixed Accumulation Feature, if applicable).
Fixed Accumulation Feature or FAF	Part of our General Account where you are able to allocate a portion of your Contract Value. In the Contract, this is defined as the “Fixed Account.” If you signed the application for your Contract on or after September 10, 2002, or if your Contract was issued on or after September 12, 2002, you cannot allocate any Premium Payments or transfer any Contract Value to the FAF until further notice. In addition, if you purchased your Contract between May 1, 2002 and September 12, 2002, and the Amendatory Rider was approved in your state at the time you purchased your Contract, you cannot allocate amounts to the FAF until further notice.
Fund	A registered investment company or a series thereof in which assets of a Sub-Account may be invested.
Premium Payment	Money sent to us to be invested in your Contract.
Sub-Accounts	The variable investment options under the Contract, also referred to as Fund options.
Sub-Account Value	The value of your allocations to the Sub-Accounts.

Updated Information About Your Contract
The following is a summary of certain contract features that have changed since May 1, 2025. This may not reflect all of the changes that have occurred since you entered into your contract.

Changes for all Contracts:
• At the close of business on September 4, 2026, the Company intends to substitute shares of certain underlying mutual funds under the Contract with shares of certain replacement funds (the “Substitution”). Additional information regarding the Substitution, including a list of existing funds and corresponding replacement funds, as well as your free transfer rights, is provided in the Notice of Substitution, also dated May 1, 2026, that supplements this annual product notice.

Important Information You Should Consider About the Contract

	FEES AND EXPENSES			Location in Prospectus
Are there Charges for Early Withdrawals?
Yes. Your Contract may be subject to surrender charges. Surrender charges may apply to both partial and full Surrenders.
•If you withdraw money from your contract within 4 years following your last premium payment, you may be assessed a surrender charge of up to 6% (as a percentage of premium payments withdrawn), declining to 0% over that time period.
For example, if you were to withdraw $100,000 during a surrender charge period, you could be assessed a charge of up to $6,000.
If you receive services for your Contract from a third-party financial intermediary who charges an advisory fee for their services, withdrawals to pay advisory fees will also reduce death benefits and other guaranteed benefits under the Contract and may be subject to federal and state income taxes and a 10% federal penalty tax. Losses due to surrender charges will be greater if there are taxes or tax penalties.
Fee Tables The Contract - Charges and Fees - The Contingent Deferred Sales Charge
Are there Transaction Charges?	No. Other than surrender charges (if any), there are no charges for other contract transactions (e.g., transferring money between investment options).			Fee Tables
Are there Ongoing Fees and Expenses?
Yes. The table below describes the current fees and expenses of the contract that you may pay each year, depending on the investment options and optional benefits you choose. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected. Fees and expenses do not reflect any advisory fees paid to financial intermediaries from Contract Value or other assets of the Contract Owner. If such charges were reflected, the fees and expenses would be higher.
Fee Tables The Contract - Charges and Fees
	Annual Fee	Minimum	Maximum
	Base Contract	1.71%¹	1.71%¹
	Fund fees and expenses	0.38%²	1.43%²
	Optional benefits available for an additional charge (for a single optional benefit, if elected)	0.15%[1]	0.75%[1]

1 As a percentage of average daily Sub-Account Values. Includes the Mortality and Expense Risk Charge and Administrative Charge, plus a percentage attributable to the Annual Maintenance Fee
2 As a percentage of Fund net assets.

Because your contract is customizable, the choices you make effect how much you will pay. To help you understand the cost of owning your contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the contract, which could add surrender charges that substantially increase costs.

	Lowest Annual Cost: $2,431	Highest Annual Cost: $4,469
	Assumes:	Assumes:
	•Investment of $100,000	•Investment of $100,000
	•5% annual appreciation	•5% annual appreciation
	•Least expensive Fund fees and expenses	•Most expensive combination of optional benefits and Fund fees and expenses
	•No optional benefits	•No sales charges or advisory fees
	•No sales charges or advisory fees	•No additional premium payments, transfers or withdrawals
•No additional premium payments, transfers or withdrawals

	RISKS			Location in Prospectus

Is there a Risk of Loss from Poor Performance?	Yes. You can lose money by investing in this contract, including loss of principal.	Fee Tables Fixed Accumulation Feature The Contract - Charges and Fees - The Contingent Deferred Sales Charge Appendix Tax
Is this a Short-Term Investment?
No.
•This contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash.
•Surrender charges may apply to withdrawals. If you take a withdrawal, a surrender charge may reduce the value of your contract or the amount of money that you actually receive.
•The benefits of tax deferral, long-term income, and living benefit guarantees are generally more beneficial to investors with a long-time horizon.
•Withdrawals may be subject to taxes and a 10% penalty tax may be applied to Surrenders before age 59½.

What are the Risks Associated with the Investment Options?
•An investment in this contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the contract (e.g., the Funds).
•Each investment option (including the FAF, if available) has its own unique risks.
•You should review the available investment options before making an investment decision.

What are the Risks Related to the Insurance Company?	An investment in the contract is subject to the risks related to us. Any obligations (including under the FAF), guarantees or benefits of the contract are subject to our claims-paying ability. If we experience financial distress, we may not be able to meet our obligations to you. More information about Talcott Resolution, including our financial strength ratings, is available upon request by calling 1-800-862-6668.
	RESTRICTIONS	Location in Prospectus
Are there Restrictions on the Investment Options?
Y Yes.
•Certain investment options may not be available under your contract.
•You are allowed to make 1 transfer between the Fund options per day. You are allowed to make 20 transfers between the Fund options per contract year before we require you to submit additional transfer requests by mail. Your transfers between the Fund options are subject to policies designed to deter excessively frequent transfers and market timing. These transfer restrictions do not apply to transfers under the contract's automatic transfer programs.
•There are restrictions on the maximum amount that may be transferred annually from the FAF to the Fund options. If the FAF is available for investment, you must wait 6 months after your most recent transfer from the FAF before making a subsequent transfer into the FAF. These transfer restrictions may apply to the contract's automatic income programs.
•We reserve the right to remove or substitute Funds as investment options.
•The availability of Contract benefits may vary depending on the broker-dealer through which the Contact is sold. See Appendix B - Financial Intermediary Variations for additional information.
General Contract Information The Contract - Purchases and Contract Value

Are there any Restrictions on Contract Benefits?
Yes.
•Optional benefits may further limit or restrict the investment options that you may select under the contract. We may impose these restrictions in the future.
•Withdrawals may significantly reduce the death benefit.
•Withdrawals may reduce the value of an optional benefit by an amount greater than the value withdrawn or may may result in termination of the benefit.
•Contract Benefits may not be modified or terminated by us, except as otherwise provided.
•If you receive services for your Contract from a third-party financial intermediary who charges an advisory fee for their services, that fee is in addition to Contract fees and expenses. If you elect to pay the advisory fee by taking withdrawals from your Contract Value, the deduction for that fee is subject to surrender charges and will count toward your Annual Withdrawal Amount. Withdrawals to pay advisory fees will also reduce death benefits and other guaranteed benefits under the Contract and may be subject to federal and state income taxes and a 10% federal penalty tax.
•The availability of Contract benefits may vary depending on the broker-dealer through which the Contact is sold. See Appendix B - Financial Intermediary Variations for additional information.
The Contract - Principal First
	TAXES	Location in Prospectus
What are the Contract's Tax Implications?
•Consult with a tax professional to determine the tax implications of an investment in and payments received under the contract.
•If you purchased the contract through a tax-qualified plan or IRA, you do not get any additional tax benefit under the contract.
•Earnings on your contract are taxed at ordinary income rates when you withdraw them and you may have to pay a penalty if you take a withdrawal before age 59½.
Appendix Tax
	CONFLICTS OF INTEREST	Location in Prospectus
How are Investment Professionals Compensated?
Your investment professional may receive compensation for selling this contract to you, in the form of commissions, additional payments, and non-cash compensation. We may share the revenue we earn on this contract with your investment professional's firm. This conflict of interest may influence your investment professional to recommend this contract over another investment for which the investment professional is not compensated or compensated less.
Other Information - How Contracts Are Sold
Should I Exchange My Contract?	Some investment professionals may have a financial incentive to offer you a new contract in place of the one you already own. You should only exchange a contract you already own if you determine, after comparing the features, fees and risks of both contracts, and any fees or penalties to terminate your existing contract, that it is better for you to purchase the new contract rather than continue to own your existing contract.	The Contract - Purchases and Contract Value - Replacement of Annuities

Appendix A — Investment Options Available Under the Contract
The following is a list of Funds available under the contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at:

Contract Version	Website Address
Leaders Outlook Series I/IR	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=416595296
Leaders Elite Outlook Series I/IR	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=416595163
Leaders Solution Outlook Series I/IR	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659P888
Huntington Leaders Outlook Series I/IR	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659P771
Classic Leaders Outlook Series I/IR	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659P821
Nations Outlook Variable Annuity Series I/IR	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=416595122
Availability of Funds may vary by employer. Participants should reference their plan documents for a list of available Funds.
You can also request this information at no cost by calling 1-800-862-6668 or by sending an email request to asccontactus@cognisurance.com.
Investment options available under your specific Contract class/version are listed in Appendix A.1.
The availability of Contract benefits may vary depending on the broker-dealer through which the Contact is sold. See Appendix B - Financial Intermediary Variations for additional information.
The current expenses and performance information below reflects fee and expenses of the Funds, but do not reflect the other fees and expenses that your contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 Year	5 Year	10 Year
Allocation	American Funds Asset Allocation Fund - Class 2 Adviser: Capital Research and Management Company	0.54%	15.85%	8.97%	9.77%
Fixed Income	American Funds Capital World Bond Fund - Class 2 Adviser: Capital Research and Management Company	0.73%	9.39%	(2.50)%	1.23%
International Equity	American Funds Capital World Growth and Income Fund - Class 2 Adviser: Capital Research and Management Company	0.66%*	24.80%	10.29%	11.02%
International Equity	American Funds Global Growth Fund - Class 2 Adviser: Capital Research and Management Company	0.65%*	21.63%	8.23%	12.17%
International Equity	American Funds Global Small Capitalization Fund - Class 2 Adviser: Capital Research and Management Company	0.90%*	14.64%	0.49%	7.23%
U.S. Equity	American Funds Growth Fund - Class 2 Adviser: Capital Research and Management Company	0.58%	20.23%	13.37%	17.97%
U.S. Equity	American Funds Growth-Income Fund - Class 2 Adviser: Capital Research and Management Company	0.53%	18.06%	13.90%	13.92%
International Equity	American Funds International Fund - Class 2 Adviser: Capital Research and Management Company	0.72%*	26.76%	3.40%	7.00%
International Equity	American Funds New World Fund - Class 2 Adviser: Capital Research and Management Company	0.82%*	28.30%	5.32%	9.25%
Fixed Income	American Funds The Bond Fund of America - Class 2 Adviser: Capital Research and Management Company	0.47%*	7.26%	(0.14)%	2.36%
U.S. Equity	American Funds Washington Mutual Investors Fund - Class 2 Adviser: Capital Research and Management Company	0.50%*	17.21%	13.89%	12.36%
International Equity	AST International Equity Portfolio Adviser: PGIM Investments LLC and AST Investment Services, Inc. Subadviser: Putnam Investment Management, LLC, Massachusetts Financial Services Company, PGIM Quantitative Solutions LLC, J.P. Morgan Investment Management Inc., and Jennison Associates LLC	1.02%	32.84%	5.76%	10.00%
APP A-1

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 Year	5 Year	10 Year
U.S. Equity	BlackRock Large Cap Focus Growth V.I. Fund - Class I Adviser: BlackRock Advisors, LLC	0.77%*	11.80%	10.47%	16.28%
U.S. Equity	ClearBridge Variable Mid Cap Portfolio - Class I Adviser: Franklin Templeton Fund Adviser, LLC Subadviser: ClearBridge Investments, LLC	0.82%	4.35%	4.50%	7.50%
	Note: Available for investments on or about September 8, 2026.
U.S. Equity	Columbia Variable Portfolio - Dividend Opportunity Fund - Class 1 Adviser: Columbia Management Investment Advisers, LLC	0.65%*	15.83%	11.88%	10.43%
Fixed Income	Columbia Variable Portfolio - Income Opportunities - Class 1 Adviser: Columbia Management Investment Advisers, LLC	0.64%*	8.78%	3.86%	5.42%
U.S. Equity	Columbia Variable Portfolio - Cornerstone Growth Fund - Class 1 (formerly Columbia Variable Portfolio - Large Cap Growth Fund) Adviser: Columbia Management Investment Advisers, LLC	0.71%	16.14%	14.04%	15.97%
International Equity	Columbia Variable Portfolio - Overseas Core Fund - Class 2 Adviser: Columbia Management Investment Advisers, LLC	1.05%	37.96%	8.92%	7.55%
U.S. Equity	Columbia Variable Portfolio - Select Mid Cap Growth Fund - Class 1 Adviser: Columbia Management Investment Advisers, LLC	0.83%*	15.14%	7.53%	12.17%
U.S. Equity	Columbia Variable Portfolio - Small Company Growth Fund - Class 1 Adviser: Columbia Management Investment Advisers, LLC	0.87%*	21.69%	3.59%	15.19%
U.S. Equity	CTIVP - Principal Large Cap Growth Fund - Class 1 Adviser: Columbia Management Investment Advisers, LLC	0.70%	13.78%	10.47%	14.66%
U.S. Equity	Franklin DynaTech VIP Fund - Class 2 Adviser: Franklin Advisers, Inc.	0.88%	18.13%	9.09%	14.08%
Sector Equity	Franklin Global Real Estate VIP Fund - Class 2† Adviser: Franklin Templeton Institutional, LLC	1.25%*	7.93%	2.36%	3.03%
Allocation	Franklin Income VIP Fund - Class 2 Adviser: Franklin Advisers, Inc. Subadviser: Templeton Investment Counsel, LLC	0.72%	12.56%	7.66%	7.30%
U.S. Equity	Franklin Large Cap Growth VIP Fund - Class 2 Adviser: Franklin Advisers, Inc.	1.11%	7.22%	6.83%	12.87%
International Equity	Franklin Mutual Global Discovery VIP Fund - Class 2 Adviser: Franklin Mutual Advisers, LLC Subadviser: Franklin Templeton Investment Management Limited	1.16%	23.34%	12.00%	8.52%
Allocation	Franklin Mutual Shares VIP Fund - Class 2 Adviser: Franklin Mutual Advisers, LLC	0.95%	11.52%	9.21%	7.53%
U.S. Equity	Franklin Rising Dividends VIP Fund - Class 2 Adviser: Franklin Advisory Services, LLC	0.89%	11.80%	9.50%	12.10%
U.S. Equity	Franklin Small Cap Value VIP Fund - Class 2 Adviser: Franklin Advisory Services, LLC	0.91%*	7.65%	8.86%	9.81%
U.S. Equity	Franklin Small-Mid Cap Growth VIP Fund - Class 2 Adviser: Franklin Advisers, Inc.	1.09%	2.52%	1.03%	9.89%
Fixed Income	Franklin Strategic Income VIP Fund - Class 1 Adviser: Franklin Advisers, Inc.	0.83%*	7.42%	2.15%	3.36%
Fixed Income	Franklin U.S. Government Securities VIP Fund - Class 1 Adviser: Franklin Advisers, Inc.	0.54%	7.01%	0.26%	1.39%
	Note: Available for investments on or about September 8, 2026.
Fixed Income	Franklin U.S. Government Securities VIP Fund - Class 2 Adviser: Franklin Advisers, Inc.	0.79%	6.69%	0.02%	1.14%
	Note: Available for investments on or about September 8, 2026.
Allocation	Hartford Balanced HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.91%	11.86%	7.93%	8.70%
U.S. Equity	Hartford Capital Appreciation HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.92%	13.42%	9.68%	11.64%
U.S. Equity	Hartford Disciplined Equity HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.84%	14.01%	11.78%	13.18%
APP A-2

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 Year	5 Year	10 Year
U.S. Equity	Hartford Dividend and Growth HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.91%	17.19%	12.41%	12.20%
International Equity	Hartford International Opportunities HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	1.01%	30.06%	6.60%	7.86%
U.S. Equity	Hartford MidCap HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	1.01%	(0.65)%	(0.02)%	7.78%
U.S. Equity	Hartford Small Company HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	1.06%	12.68%	0.45%	10.27%
U.S. Equity	Hartford Stock HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.77%	7.69%	8.17%	10.70%
Fixed Income	Hartford Total Return Bond HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.76%	7.04%	(0.29)%	2.49%
Fixed Income	Hartford Ultrashort Bond HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.45%	4.51%	2.88%	2.21%
Fixed Income	Hartford Ultrashort Bond HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.70%	4.32%	2.62%	1.96%
U.S. Equity	Invesco V.I. American Franchise Fund - Series I Adviser: Invesco Advisers, Inc.	0.85%	11.66%	10.35%	14.87%
U.S. Equity	Invesco V.I. American Value Fund - Series I Adviser: Invesco Advisers, Inc.	0.89%	21.00%	17.85%	12.29%
U.S. Equity	Invesco V.I. Core Equity Fund - Series I Adviser: Invesco Advisers, Inc.	0.80%	16.17%	12.81%	11.73%
U.S. Equity	Invesco V.I. Discovery Mid Cap Growth Fund - Series I Adviser: Invesco Advisers, Inc.	0.86%	4.79%	3.90%	11.38%
International Equity	Invesco V.I. EQV International Equity Fund - Series I Adviser: Invesco Advisers, Inc.	0.90%	16.50%	3.68%	6.22%
Money Market	Invesco V.I. Government Money Market Fund - Series I** Adviser: Invesco Advisers, Inc.	0.38%	4.03%	3.05%	1.96%
Money Market	Invesco V.I. Government Money Market Fund - Series II** Adviser: Invesco Advisers, Inc.	0.63%	3.76%	2.85%	1.77%
Fixed Income	Invesco V.I. Government Securities Fund - Series I Adviser: Invesco Advisers, Inc.	0.70%	7.37%	0.04%	1.60%
Fixed Income	Invesco V.I. Government Securities Fund - Series II Adviser: Invesco Advisers, Inc.	0.95%	6.95%	(0.22)%	1.34%
Fixed Income	Invesco V.I. High Yield Fund - Series I Adviser: Invesco Advisers, Inc.	0.92%	6.73%	3.64%	4.83%
U.S. Equity	Invesco V.I. Main Street Mid Cap Fund - Series I Adviser: Invesco Advisers, Inc.	0.94%	9.19%	9.11%	9.35%
U.S. Equity	Invesco V.I. Small Cap Equity Fund - Series I Adviser: Invesco Advisers, Inc.	0.96%	8.05%	7.32%	9.55%
U.S. Equity	MFS® Core Equity Portfolio - Initial Class Adviser: Massachusetts Financial Services Company	0.78%*	12.50%	11.52%	13.81%
International Equity	MFS® Global Equity Series - Initial Class Adviser: Massachusetts Financial Services Company	0.93%*	13.59%	5.72%	8.91%
U.S. Equity	MFS® Growth Series - Initial Class Adviser: Massachusetts Financial Services Company	0.73%*	12.19%	11.10%	15.60%
Fixed Income	MFS® High Yield Portfolio - Initial Class Adviser: Massachusetts Financial Services Company	0.72%*	8.65%	3.87%	5.56%
U.S. Equity	MFS® Investors Trust Series - Initial Class Adviser: Massachusetts Financial Services Company	0.74%*	13.57%	11.33%	12.49%
U.S. Equity	MFS® Massachusetts Investors Growth Stock Portfolio - Initial Class Adviser: Massachusetts Financial Services Company	0.72%*	9.90%	10.02%	14.27%
APP A-3

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 Year	5 Year	10 Year
U.S. Equity	MFS® Mid Cap Growth Series - Initial Class Adviser: Massachusetts Financial Services Company	0.81%*	3.66%	3.26%	11.60%
U.S. Equity	MFS® New Discovery Series - Initial Class Adviser: Massachusetts Financial Services Company	0.87%*	12.96%	(0.28)%	10.74%
International Equity	MFS® Research International Portfolio - Initial Class Adviser: Massachusetts Financial Services Company	0.90%*	22.05%	5.51%	7.54%
U.S. Equity	MFS® Research Series - Initial Class Adviser: Massachusetts Financial Services Company	0.74%*	12.85%	11.15%	12.93%
Fixed Income	MFS® Total Return Bond Series - Initial Class Adviser: Massachusetts Financial Services Company	0.53%*	7.17%	0.15%	2.63%
Allocation	MFS® Total Return Series - Initial Class Adviser: Massachusetts Financial Services Company	0.61%*	11.16%	6.42%	7.63%
U.S. Equity	MFS® Value Series - Initial Class Adviser: Massachusetts Financial Services Company	0.69%*	13.01%	9.95%	10.05%
U.S. Equity	PSF PGIM Jennison Blend Portfolio - Class II Adviser: Prudential Investments LLC Subadviser: Jennison Associates LLC	0.86%*	18.05%	11.88%	13.50%
U.S. Equity	PSF PGIM Jennison Growth Portfolio - Class II Adviser: Prudential Investments LLC Subadviser: Jennison Associates LLC	1.00%*	13.81%	10.25%	16.15%
U.S. Equity	PSF PGIM Jennison Value Portfolio - Class II Adviser: Prudential Investments LLC Subadviser: Jennison Associates LLC	0.83%	16.41%	13.45%	10.94%
U.S. Equity	Putnam VT Core Equity Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited	0.67%	17.11%	16.25%	15.49%
	Note: Available for investments on or about September 8, 2026.
International Equity	Putnam VT Focused International Equity Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc., Franklin Templeton Investment Management Limited and The Putnam Advisory Company, LLC	0.78%*	36.75%	9.41%	9.66%
	Note: Available for investments on or about September 8, 2026.
Allocation	Putnam VT Global Asset Allocation Fund - Class IA Adviser: Franklin Advisers, Inc. Subadviser: Putnam Investment Management, LLC, Franklin Templeton Investment Management Limited and The Putnam Advisory Company, LLC	0.84%*	14.69%	8.67%	8.71%
	Note: Available for investments on or about September 8, 2026.
Money Market	Putnam VT Government Money Market Fund - Class IA** Adviser: Franklin Advisers, Inc. Subadviser: Putnam Investment Management, LLC and Franklin Templeton Investment Management Limited	0.44%	3.93%	2.95%	1.86%
	Note: Available for investments on or about September 8, 2026.
Money Market	Putnam VT Government Money Market Fund - Class IB** Adviser: Franklin Advisers, Inc. Subadviser: Putnam Investment Management, LLC and Franklin Templeton Investment Management Limited	0.69%	3.67%	2.76%	1.69%
	Note: Available for investments on or about September 8, 2026.
U.S. Equity	Putnam VT Large Cap Growth Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited	0.62%	14.58%	13.71%	17.96%
	Note: Available for investments on or about September 8, 2026.
U.S. Equity	Putnam VT Large Cap Value Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited	0.54%	20.66%	15.68%	13.58%
	Note: Available for investments on or about September 8, 2026.
U.S. Equity	Putnam VT Small Cap Growth Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited	0.87%*	9.07%	6.45%	11.72%
APP A-4

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 Year	5 Year	10 Year
	Note: Available for investments on or about September 8, 2026.
International Equity	Templeton Emerging Markets VIP Fund - Class 1 (formerly Templeton Developing Markets VIP Fund) Adviser: Templeton Asset Management Ltd.	1.12%	46.64%	5.73%	10.68%
International Equity	Templeton Foreign VIP Fund - Class 2 Adviser: Templeton Investment Counsel, LLC	1.08%*	29.19%	8.25%	5.75%
International Equity	Templeton Growth VIP Fund - Class 2 Adviser: Templeton Global Advisors Limited	1.12%*	23.83%	7.95%	7.04%

*	As noted, annual expenses reflect a contractual fee reduction under an expense reimbursement or fee waiver arrangement.
**	In a low interest rate environment, yields for money market funds, after deduction of contract charges, may be negative even though the fund’s yield, before deducting for such charges, is positive. If you allocate a portion of your Contact Value to a money market Sub-Account or participate in an Asset Allocation Program, if available, where Contract Value is allocated to a money market Sub-Account, that portion of the value of your Contract Value may decrease in value.
†	Closed to new and subsequent Premium Payments and transfers of Contract Value.

Asset Allocation Models
This section provides information about the asset allocation models (or Portfolio Planner Models) that may be available for participation under the contract. Models may not be available to you. You may be required to participate in a certain model depending on the optional benefits you have chosen. See "Optional Benefit Investment Restrictions" below.
You may participate in only one asset allocation model at a time. Your investments related to an asset allocation model will be rebalanced quarterly. For additional information, see "Static Asset Allocation Models" in the prospectus.

Models Available For The Following Contracts:
Classic Leaders Outlook 1
Huntington Leaders Outlook 1
Leaders Elite Outlook 1
Leaders Outlook 1
Leaders Solution Outlook 1

The Portfolio Planner Models
The following model(s) are available for the Contract(s) listed above.
The percentage allocations below apply to value in the Sub-Accounts.

Fund	Series 1150	Series 1151	Series 2106	Series 3039
American Funds Capital World Bond Fund	10%	7%	6%	4%
American Funds Growth-Income Fund	3%	4%	5%	6%
American Funds International Fund	3%	4%	5%	6%
American Funds The Bond Fund of America	20%	15%	11%	9%
American Funds Washington Mutual Investors Fund	5%	7%	8%	9%
Franklin Large Cap Growth VIP Fund	5%	6%	7%	8%
Franklin Mutual Global Discovery VIP Fund	2%	3%	4%	5%
Franklin Small-Mid Cap Growth VIP Fund	2%	3%	3%	4%
Invesco V.I. Government Securities Fund	25%	19%	16%	11%
Invesco V.I. Small Cap Equity Fund	2%	3%	4%	5%
MFS High Yield Portfolio	15%	19%	17%	16%
MFS Investors Trust Series	3%	4%	5%	7%
Templeton Emerging Markets VIP Fund (formerly Templeton Developing Markets VIP Fund)	2%	3%	4%	4%
Templeton Foreign VIP Fund	3%	3%	5%	6%
Total	100%	100%	100%	100%
APP A-5

Appendix A.1 — Investment Options by Product
Investment options available to your specific Contract are listed in the following table.

Portfolio Company and Adviser/Subadviser	Classic Leaders Outlook Series I/IR	Huntington Leaders Outlook Series I/IR	Leaders Elite Outlook Series I/IR	Leaders Outlook Series I/IR	Leaders Solution Outlook Series I/IR	Nations Outlook Variable Annuity Series I/IR
American Funds Asset Allocation Fund - Class 2 Adviser: Capital Research and Management Company	X	X	X	X	X
American Funds Capital World Bond Fund - Class 2 Adviser: Capital Research and Management Company	X	X	X	X	X
American Funds Capital World Growth and Income Fund - Class 2 Adviser: Capital Research and Management Company	X	X	X	X	X
American Funds Global Growth Fund - Class 2 Adviser: Capital Research and Management Company	X	X	X	X	X
American Funds Global Small Capitalization Fund - Class 2 Adviser: Capital Research and Management Company	X	X	X	X	X
American Funds Growth Fund - Class 2 Adviser: Capital Research and Management Company	X	X	X	X	X
American Funds Growth-Income Fund - Class 2 Adviser: Capital Research and Management Company	X	X	X	X	X
American Funds International Fund - Class 2 Adviser: Capital Research and Management Company	X	X	X	X	X
American Funds New World Fund - Class 2 Adviser: Capital Research and Management Company	X	X	X	X	X
American Funds The Bond Fund of America - Class 2 Adviser: Capital Research and Management Company	X	X	X	X	X
American Funds Washington Mutual Investors Fund - Class 2 Adviser: Capital Research and Management Company	X	X	X	X	X
AST International Equity Portfolio
Adviser: PGIM Investments LLC and AST Investment Services, Inc.
Subadviser: Putnam Investment Management, LLC, Massachusetts Financial Services Company, PGIM Quantitative Solutions LLC, J.P. Morgan Investment Management Inc., and Jennison Associates LLC			X
BlackRock Large Cap Focus Growth V.I. Fund - Class I Adviser: BlackRock Advisors, LLC					X
ClearBridge Variable Mid Cap Portfolio - Class I Adviser: Franklin Templeton Fund Adviser, LLC Subadviser: ClearBridge Investments, LLC	X	X	X	X	X
Note: Available for investments on or about September 8, 2026.
Columbia Variable Portfolio - Cornerstone Growth Fund - Class 1 (formerly Columbia Variable Portfolio - Large Cap Growth Fund) Adviser: Columbia Management Investment Advisers, LLC						X
Columbia Variable Portfolio - Dividend Opportunity Fund - Class 1 Adviser: Columbia Management Investment Advisers, LLC						X
Columbia Variable Portfolio - Income Opportunities - Class 1 Adviser: Columbia Management Investment Advisers, LLC						X
Columbia Variable Portfolio - Overseas Core Fund - Class 2 Adviser: Columbia Management Investment Advisers, LLC						X
Columbia Variable Portfolio - Select Mid Cap Growth Fund - Class 1 Adviser: Columbia Management Investment Advisers, LLC						X
Columbia Variable Portfolio - Small Company Growth Fund - Class 1 Adviser: Columbia Management Investment Advisers, LLC						X
CTIVP - Principal Large Cap Growth Fund - Class 1 Adviser: Columbia Management Investment Advisers, LLC						X
Franklin DynaTech VIP Fund - Class 2 Adviser: Franklin Advisers, Inc.	X	X		X
Franklin Global Real Estate VIP Fund - Class 2† Adviser: Franklin Templeton Institutional, LLC	X		X	X	X
APP A.1-1

Portfolio Company and Adviser/Subadviser	Classic Leaders Outlook Series I/IR	Huntington Leaders Outlook Series I/IR	Leaders Elite Outlook Series I/IR	Leaders Outlook Series I/IR	Leaders Solution Outlook Series I/IR	Nations Outlook Variable Annuity Series I/IR
Franklin Income VIP Fund - Class 2 Adviser: Franklin Advisers, Inc. Subadviser: Templeton Investment Counsel, LLC	X	X	X	X	X
Franklin Large Cap Growth VIP Fund - Class 2 Adviser: Franklin Advisers, Inc.	X	X	X	X	X
Franklin Mutual Global Discovery VIP Fund - Class 2 Adviser: Franklin Mutual Advisers, LLC Subadviser: Franklin Templeton Investment Management Limited	X	X	X	X	X
Franklin Mutual Shares VIP Fund - Class 2 Adviser: Franklin Mutual Advisers, LLC	X	X	X	X	X
Franklin Rising Dividends VIP Fund - Class 2 Adviser: Franklin Advisory Services, LLC	X	X	X	X	X
Franklin Small Cap Value VIP Fund - Class 2 Adviser: Franklin Advisory Services, LLC	X	X	X	X	X
Franklin Small-Mid Cap Growth VIP Fund - Class 2 Adviser: Franklin Advisers, Inc.	X	X	X	X	X
Franklin Strategic Income VIP Fund - Class 1 Adviser: Franklin Advisers, Inc.	X	X	X	X	X
Franklin U.S. Government Securities VIP Fund - Class 1 Adviser: Franklin Advisers, Inc.	X	X	X	X	X
Note: Available for investments on or about September 8, 2026.
Franklin U.S. Government Securities VIP Fund - Class 2 Adviser: Franklin Advisers, Inc.						X
Note: Available for investments on or about September 8, 2026.
Hartford Balanced HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP						X
Hartford Capital Appreciation HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP						X
Hartford Disciplined Equity HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP						X
Hartford Dividend and Growth HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP						X
Hartford International Opportunities HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP						X
Hartford MidCap HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP						X
Hartford Small Company HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP						X
Hartford Stock HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP						X
Hartford Total Return Bond HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP						X
Hartford Ultrashort Bond HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X
Hartford Ultrashort Bond HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP						X
Invesco V.I. American Franchise Fund - Series I Adviser: Invesco Advisers, Inc.	X	X	X	X	X	X
APP A.1-2

Portfolio Company and Adviser/Subadviser	Classic Leaders Outlook Series I/IR	Huntington Leaders Outlook Series I/IR	Leaders Elite Outlook Series I/IR	Leaders Outlook Series I/IR	Leaders Solution Outlook Series I/IR	Nations Outlook Variable Annuity Series I/IR
Invesco V.I. American Value Fund - Series I Adviser: Invesco Advisers, Inc.	X	X	X	X	X
Invesco V.I. Core Equity Fund - Series I Adviser: Invesco Advisers, Inc.	X	X	X	X	X	X
Invesco V.I. Discovery Mid Cap Growth Fund - Series I Adviser: Invesco Advisers, Inc.	X	X	X	X	X
Invesco V.I. EQV International Equity Fund - Series I Adviser: Invesco Advisers, Inc.	X	X	X	X	X
Invesco V.I. Government Money Market Fund - Series I** Adviser: Invesco Advisers, Inc.	X	X	X	X	X
Invesco V.I. Government Money Market Fund - Series II** Adviser: Invesco Advisers, Inc.						X
Invesco V.I. Government Securities Fund - Series I Adviser: Invesco Advisers, Inc.	X	X	X	X	X
Invesco V.I. Government Securities Fund - Series II Adviser: Invesco Advisers, Inc.						X
Invesco V.I. High Yield Fund - Series I Adviser: Invesco Advisers, Inc.						X
Invesco V.I. Main Street Mid Cap Fund - Series I Adviser: Invesco Advisers, Inc.	X	X	X	X	X
Invesco V.I. Small Cap Equity Fund - Series I Adviser: Invesco Advisers, Inc.	X	X	X	X	X
MFS® Core Equity Portfolio - Initial Class Adviser: Massachusetts Financial Services Company	X	X	X	X	X
MFS® Global Equity Series - Initial Class Adviser: Massachusetts Financial Services Company	X	X	X	X	X
MFS® Growth Series - Initial Class Adviser: Massachusetts Financial Services Company	X	X	X	X	X
MFS® High Yield Portfolio - Initial Class Adviser: Massachusetts Financial Services Company	X	X	X	X	X
MFS® Investors Trust Series - Initial Class Adviser: Massachusetts Financial Services Company	X	X	X	X	X
MFS® Massachusetts Investors Growth Stock Portfolio - Initial Class Adviser: Massachusetts Financial Services Company	X	X	X	X	X
MFS® Mid Cap Growth Series - Initial Class Adviser: Massachusetts Financial Services Company	X	X	X	X	X
MFS® New Discovery Series - Initial Class Adviser: Massachusetts Financial Services Company	X	X	X	X	X
MFS® Research International Portfolio - Initial Class Adviser: Massachusetts Financial Services Company	X	X		X
MFS® Research Series - Initial Class Adviser: Massachusetts Financial Services Company	X	X		X
MFS® Total Return Bond Series - Initial Class Adviser: Massachusetts Financial Services Company	X	X		X
MFS® Total Return Series - Initial Class Adviser: Massachusetts Financial Services Company	X	X	X	X	X
MFS® Value Series - Initial Class Adviser: Massachusetts Financial Services Company	X	X	X	X	X
PSF PGIM Jennison Blend Portfolio - Class II Adviser: Prudential Investments LLC Subadviser: Jennison Associates LLC			X
PSF PGIM Jennison Growth Portfolio - Class II Adviser: Prudential Investments LLC Subadviser: Jennison Associates LLC			X
PSF PGIM Jennison Value Portfolio - Class II Adviser: Prudential Investments LLC Subadviser: Jennison Associates LLC			X
APP A.1-3

Portfolio Company and Adviser/Subadviser	Classic Leaders Outlook Series I/IR	Huntington Leaders Outlook Series I/IR	Leaders Elite Outlook Series I/IR	Leaders Outlook Series I/IR	Leaders Solution Outlook Series I/IR	Nations Outlook Variable Annuity Series I/IR
Putnam VT Core Equity Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited	X	X	X	X	X	X
Note: Available for investments on or about September 8, 2026.
Putnam VT Focused International Equity Fund - Class IA
Adviser: Putnam Investment Management, LLC
Subadviser: Franklin Advisers, Inc., Franklin Templeton Investment Management Limited and The Putnam Advisory Company, LLC	X	X	X	X	X
Note: Available for investments on or about September 8, 2026.
Putnam VT Global Asset Allocation Fund - Class IA
Adviser: Franklin Advisers, Inc.
Subadviser: Putnam Investment Management, LLC, Franklin Templeton Investment Management Limited and The Putnam Advisory Company, LLC	X	X	X	X	X
Note: Available for investments on or about September 8, 2026.
Putnam VT Government Money Market Fund - Class IA** Adviser: Franklin Advisers, Inc. Subadviser: Putnam Investment Management, LLC and Franklin Templeton Investment Management Limited	X	X	X	X	X
Note: Available for investments on or about September 8, 2026.
Putnam VT Government Money Market Fund - Class IB** Adviser: Franklin Advisers, Inc. Subadviser: Putnam Investment Management, LLC and Franklin Templeton Investment Management Limited						X
Note: Available for investments on or about September 8, 2026.
Putnam VT Large Cap Growth Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited	X	X	X	X	X	X
Note: Available for investments on or about September 8, 2026.
Putnam VT Large Cap Value Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited	X	X	X	X	X
Note: Available for investments on or about September 8, 2026.
Putnam VT Small Cap Growth Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited	X	X	X	X	X
Note: Available for investments on or about September 8, 2026.
Templeton Emerging Markets VIP Fund - Class 1 (formerly Templeton Developing Markets VIP Fund) Adviser: Templeton Asset Management Ltd.	X	X	X	X	X
Templeton Foreign VIP Fund - Class 2 Adviser: Templeton Investment Counsel, LLC	X	X	X	X	X
Templeton Growth VIP Fund - Class 2 Adviser: Templeton Global Advisors Limited	X	X	X	X	X

APP A.1-4

Appendix B — Financial Intermediary Variations
There may be variations in the availability of investment options, Contract benefits, and other Contract features described in this prospectus—including restrictions, limitations, and other variations—which may apply depending on the broker-dealer through which your Contract was sold or continues to be serviced. For example, your financial professional may not recommend a particular investment option or Contract benefit to you. Any such variations are unknown to us. Furthermore, based on several considerations ( e.g. , that we do not administer financial intermediary variations, the large number of broker-dealers through whom the Contracts were distributed, and the terms of our existing selling agreements), we cannot identify any such variations, if any, with unreasonable effort or incurring unreasonable expense.

You should discuss with your financial professional any limitations, restrictions, or other variations related to the investment options, Contract benefits, or other Contract features available to you through your broker-dealer.

* * *
Please retain this product notice for future reference. The last prospectus and statement of additional information for the contract, dated June 28, 2018, contain more information about the contract. You may contact us to request this additional information free of charge. Instructions for contacting us are included in the front cover page of this product notice.

EDGAR Identifier :    C000005822    Leaders Outlook I/IR
C000059453    Leaders Elite Outlook I/IR
C000059454    Leaders Solution Outlook I/IR
C000059455    Huntington Leaders Outlook I/IR
C000059452    Classic Leaders Outlook I/IR
C000059456    Nations Outlook VA I/IR
APP B-1